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[LOGO]MICRO
      Breathing Life into Mobility                                    Exhibit 99


          O2Micro Reports Record Third Quarter Sales and Earnings

Santa Clara, CA, November 1, 2000.  O2Micro International Limited (Nasdaq:
OIIM), a leading supplier of innovative ICs for power management, reported today
----
its financial results for the third quarter, ended September 30, 2000.

Net sales for the third quarter were $11.1 million, an increase of 65% over net sales of $6.8 million for the third quarter of 1999 and an increase of 17% over net sales of $9.5 million for the second quarter of 2000. Net sales for the first nine months of 2000 were $29.0 million, an increase of 80% over net sales of $16.2 million for the first nine months of 1999.

Net income and net income per share for the third quarter amounted to $2.1 million and $0.06 respectively, compared to $0.8 million and $0.03 in the third quarter of 1999 and $1.3 million and $0.04 in the second quarter of 2000. Net income for the first nine months of 2000 was $4.6 million or $0.15 per share, compared to a net loss and net loss per share of $(0.2) million and $(0.02) in the first nine months of 1999.

Gross margin for the third quarter was 60.4%, compared to 60.6% in the second quarter and 63.7% in the third quarter of 1999. Operating profit margin for the third quarter increased to 16.4% from 13.2% in the second quarter and 10.2% in the third quarter of 1999.

During the quarter, cash and short-term investments increased by $33 million primarily due to the net proceeds from the initial public offering.

"Business continues to be strong for our power management products. Over the past two years, O2Micro has become a leading supplier of analog and mixed-signal components to the mobile communications and computing markets," said Sterling Du, Chairman and CEO of O2Micro. "This past quarter we continued to build our leadership position through growth in revenue from current products, successful new customer design activity and new product development. In August 2000, we completed a successful initial public offering of our stock on Nasdaq."

About O2Micro
-----------------

Founded in March 1995, O2Micro designs, develops and markets innovative peripheral components for notebook computers, Internet appliances, LCD monitors and wireless communications. Products include AudioDJ(TM), CardBus Controller, SmartCardBus(TM), CCFL Backlight Inverter and Battery Management IC's.

O2Micro designs products compliant with the System Management Bus (SMBus)
and Smart Battery System (SBS) specifications, a subset of the ACPI specification (ACPI is a requirement for Microsoft's PC98 and 99). O2Micro maintains an extensive portfolio of intellectual property with 205 patent claims granted, and over 250 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.
   ---------------

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to

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adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the documents filed by O2Micro with the SEC from time to time, including but not limited to the Form F-1 in connection with the company's initial public offering in August 2000, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.



Contact Information:
Jayant Ishwar
VP, Investor Relations, O2Micro
Phone: 408.987.5920 x8013
Email: jayant.ishwar@o2micro.com

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                       O2Micro International Limited
                       Consolidated Statements of Income
                      (Thousands, except per share data)

                                                         Three Months                         Nine Months
                                                        Ended Sept. 30,                      Ended Sept. 30,
                                                    2000            1999                   2000          1999
                                                    ----            ----                   ----          ----
                                                         (unaudited)                           (unaudited)
Net Sales                                     $    11,149      $     6,775           $    29,021    $   16,165
Cost of sales                                       4,410            2,457                11,090         7,250
                                               ----------       ----------            ----------     ---------
                                                    6,739            4,318                17,931         8,915

Operating expenses
  Research and development                          2,528            1,524                 6,936         3,960
  Selling, general and administrative               2,262            1,879                 6,465         4,694
  Stock-based compensation                            119              221                   390           599
                                               ----------       ----------            ----------     ---------
Total Operating Expenses                            4,909            3,624                13,791         9,253

Income (loss) from operations                       1,830              694                 4,140          (338)

Interest income and other, net                        224               58                   414           138
                                               ----------       ----------            ----------     ---------
Income (loss) before income taxes                   2,054              752                 4,554          (200)

Income tax expense (benefit)                          (44)              --                   (58)            1
                                               ----------       ----------            ----------     ---------
Net Income (loss)                             $     2,098      $       752           $     4,612    $     (201)
                                               ==========       ==========            ==========     =========

Earnings (loss) per share
  Basic                                       $      0.08      $      0.08           $      0.31    $    (0.02)
                                               ==========       ==========            ==========     =========
  Diluted                                     $      0.06      $      0.03           $      0.15    $    (0.02)
                                               ==========       ==========            ==========     =========

Shares used in earnings (loss) per share
calculation, in thousands:
  Basic                                            24,973            9,865                14,962         9,672
                                               ==========       ==========            ==========     =========
  Diluted                                          33,272           29,801                31,490         9,672
                                               ==========       ==========            ==========     =========

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                       O2Micro International Limited
                          Consolidated Balance Sheets
                                  (Thousands)

                                                        September 30,        December 31,
                                                             2000                1999
                                                       ---------------      --------------
                                                          (unaudited)
Assets
  Cash and cash equivalents                           $         36,793     $         5,946
  Restricted cash                                                1,198                 317
  Accounts receivable                                            5,371               1,693
  Inventories                                                    5,474               3,118
  Deferred income tax - current                                    138                  --
  Prepaid expenses and other current assets                        726                 160
                                                       ---------------      --------------
  Total current assets                                          49,700              11,234

  Fixed assets - net                                             1,808                 290
  Receivables from 360 Degree Web Ltd.                             750                  --
  Deferred income tax                                              133                  --
  Other assets                                                     321                 267

                                                       ---------------       -------------
  Total assets                                        $         52,712     $        12,791
                                                       ===============      ==============

Liabilities and Stockholders' Equity
  Notes and accounts payable                          $          4,074     $         2,752
  Income tax payable                                               199                  12
  Current portion of obligations under capital lease                46                   5
  Accrued expenses and other current liabilities                 2,179               1,669

                                                       ---------------       -------------
  Total current liabilities                                      6,498               4,438

  Obligations under capital lease - net of                          21                   2
   current portion
  Guarantee deposits                                                51                  51

                                                       ---------------      --------------
  Total liabilities                                              6,570               4,491

Stockholders' Equity
  Ordinary shares, at par                                           33                  10
  Preference shares, at par                                         --                  19
  Additional paid in capital                                    55,303              22,375
  Warrants                                                          61                  61
  Deferred compensation                                           (338)               (728)
  Accumulated other comprehensive income                          (130)                (38)
  Accumulated deficit                                           (8,787)            (13,399)

                                                       ---------------       -------------
  Total stockholders' equity                                    46,142               8,300

                                                       ---------------       -------------
  Total liabilities and stockholders' equity          $         52,712      $       12,791
                                                       ===============       =============

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